Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-197949

Registration No. 333-198739

PRICING TERM SHEET

September 15, 2014

$65,000,000

SCORPIO BULKERS INC.

2,600,000

7.50% SENIOR NOTES DUE 2019

The information in this pricing term sheet relates to the offering of the 7.50% Senior Notes due 2019 of Scorpio Bulkers Inc. (the “Offering”) and should be read together with the preliminary prospectus dated September 11, 2014 relating to the Offering (the “Preliminary Prospectus”), including the documents incorporated by reference therein, relating to Registration Statement Nos. 333-197949 and 333-198739. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer	Scorpio Bulkers Inc.

Securities Offered	2,600,000 7.50% Senior Notes due 2019 (the “Notes”)

Principal Amount	$65,000,000

Over-allotment Option	$9,750,000 principal amount

Maturity	September 15, 2019

Optional Redemption	The Notes are not redeemable prior to September 15, 2016. On or after September 15, 2016, the Notes are redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of Notes—Optional Redemption”

The Issuer may redeem the Notes in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption, if certain events occur involving changes in taxation.

See “Description of Notes—Optional Redemption for Changes in Withholding Taxes”

Coupon	7.50%

Interest Payment Dates	March 15, June 15, September 15 and December 15, commencing December 15, 2014

Trade Date	September 15, 2014

Settlement Date	September 22, 2014 (DTC)

Public Offering Price	$25.00 per Note

Underwriters’ Discount	$0.75 per Note

Underwriters’ Purchase Price from Issuer	$24.25 per Note

Net Proceeds to the Issuer (before expenses)	$63,050,000 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Denominations	$25.00 and integral multiples of $25.00 in excess thereof

Record Dates	March 1, June 1, September 1 and December 1 (whether or not a Business Day), immediately preceding the relevant Interest Payment Date

Offer to Purchase	If a Change of Control or a Limited Permitted Asset Sale (each as defined in the prospectus) occurs, the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes” and “Description of Notes—Certain Covenants—Limitation on Asset Sales”

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization

Listing	The Issuer will apply for listing of the Notes on the New York Stock Exchange. If approved for listing, trading on the New York Stock Exchange is expected to commence within 30 days after the Notes are first issued

CUSIP/ISIN	Y7546A 114/ MHY7546A1148

Joint Book-Running Managers	Stifel, Nicolaus & Company, Incorporated Deutsche Bank Securities Inc. Jefferies LLC

Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC Janney Montgomery Scott LLC Wunderlich Securities, Inc. MLV & Co. LLC

Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of Notes—Certain Covenants” in the Preliminary Prospectus

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

Scorpio Bulkers Inc. (“Scorpio”) has filed registration statements (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in such registration statements and other documents Scorpio has filed with the SEC for more complete information about Scorpio and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Scorpio, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136; Deutsche Bank Securities Inc. at 1-800-503-4611; or Jefferies LLC at 1-877-547-6340.